SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated March 14, 2005 re: Partner Communications Announces: 1. The signing of a Term Sheet for a new $550 million bank credit facility; 2. The rating by the Israeli credit agencies of up to NIS 1.5 billion in unsecured notes Partner may issue; 3. Changes in Partner’s general license; and 4. Ministry of Communications approval of share repurchase from the Israeli founding shareholders.

PARTNER COMMUNICATIONS ANNOUNCES:

—	The signing of a Term Sheet for a new $550 million bank credit facility;
—	The rating by the Israeli credit agencies of up to NIS 1.5 billion in unsecured notes Partner may issue;
—	Changes in Partner's general license; and
—	Ministry of Communications approval of share repurchase from the Israeli founding shareholders

Rosh Ha’ayin, Israel, March 14th, 2005, Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that it has signed a term sheet for a new $550 million bank credit facility. The facility will be divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility. The new credit facility will be secured by a first ranking floating charge on Partner’s assets. The Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. will provide the facility, in which United Mizrahi Bank Ltd. will also participate. Finalization of this new credit facility is subject to execution of final documentation and approval of Partner’s shareholders at an extraordinary meeting of shareholders.

In addition, Partner announced that, further to its preparations for a possible offering of NIS 1.0 billion in unsecured notes to the public in Israel, it has obtained ratings from Israel’s two major rating agencies for the notes. Midroog, an affiliate of Moody’s Investors Service in Israel announced that it intends to rate the notes issued by Partner “Aa2". Maalot, an affiliate of Standard & Poor’s in Israel, announced that it intends to rate the notes issued by Partner “AA-". Any offering of notes is subject to the required approvals in Partner and to the publishing of a final prospectus with the approval of the Israel Securities Authority. The notes have not and will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Mr. Alan Gelman, Partner’s CFO said: “The new financial structure that is expected to result from the issue of the Notes, if offered, and the new bank facility will provide us with a more flexible and lower cost financial structure. The main uses of proceeds from the financing will be to refinance our current bank facility, to fund the repurchase of the Company’s shares from our founding Israeli shareholders, to redeem our 13% $175 million notes in August 2005, and for general corporate purposes. The proposed investment grade credit ratings of the notes are further evidence of the confidence of the Israeli financial community in the Company’s financial strength, its profitability, steady cash flow, and its debt service capabilities.”

In addition, Partner announced that the Israel Ministry of Communications (“MOC”) has approved an amendment to its general license. The amendments relate principally to the requirement for certain minimum shareholdings by Israeli shareholders of 20%. The MOC has lowered the minimum shareholdings by Israeli shareholders to 5%, subject to certain conditions including the amendment of Partner’s articles of association. The MOC also approved the proposed repurchase by Partner of its shares from Israeli founding shareholders.

Mr. Gelman added that the new financing, the amendments to Partner’s general license and the MOC approval for the Repurchase transaction satisfy major preconditions to the proposed transaction with the founding Israeli shareholders.

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

–	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

–	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

–	The availability and cost of capital and the consequences of increased leverage;

–	The risks and costs associated with the need to acquire additional spectrum for current and future services;

–	The risks associated with technological requirements, technology substitution and changes and other technological developments;

–	Fluctuations in exchange rates;

–	The results of litigation filed or to be filed against us; and

–	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

About Partner

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.34 million subscribers in Israel. Partner subscribers can use roaming services in 154 destinations using 335 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Contact:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

The securities offered will not be or have not been registered under the U.S Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: March 14, 2005